LEE ENTERPRISES, INCORPORATED
RECOVERY OF ERRONEOUSLY AWARDED EXECUTIVE COMPENSATION
POLICY
Introduction

The Board of Directors (the "Board") of Lee Enterprises Incorporated (the "Company") believes it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "Policy"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act").

Administration

This Policy shall be administered by the Executive Compensation Committee of the Board ("ECC"). Any determinations made by the ECC shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the ECC in accordance with the Exchange Act and the listing standards of the Nasdaq Stock Market, LLC ("NASDAQ"), and such other employees who may from time to time be deemed subject to the Policy by the ECC ("Covered Executives").

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under applicable securities law, the ECC shall require reimbursement or forfeiture of any Excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such accounting restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means all compensation granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure, including but not limited to annual bonuses and other short- and long-term cash incentives; stock options; stock appreciation rights; restricted stock; restricted stock units; performance shares; and, performance units.

Financial reporting measures include, but are not limited to, company stock price; total shareholder return; revenues; net income; earnings before interest, taxes, depreciation, and amortization (EBITDA); funds from operations; liquidity measures such as return on invested capital or operating cash flow; return measures such as working capital or operating cash flow; return measures such as return on invested capital or return on assets; and, earnings measurers such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive prior to the accounting reinstatement over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the ECC.

If the ECC cannot determine the amount of Excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement by the Company's audit firm.

Method of Recoupment

The ECC will determine, in its reasonable discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
a.requiring reimbursement of cash Incentive Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
c.offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
d.cancelling outstanding vested or unvested equity awards; and
e.taking any other remedial and recovery action permitted by law, as determined by the ECC. No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The ECC is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or NASDAQ.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The ECC may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The ECC may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The ECC may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The ECC shall recover any Excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the ECC in accordance with Rule 10D-1 of the Exchange Act and NASDAQ listing standards.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Adopted by the Lee Enterprises, Incorporated Board of Directors effective September 21, 2023.